ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

March 13, 2009

VIA EDGAR

Mr. Sean Donahue

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Schlumberger N.V. (Schlumberger Limited)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 11, 2009
File No. 001-04601

Dear Mr. Donahue:

As I indicated by telephone to you yesterday, Schlumberger has advised that it expects to be able to respond by April 10, 2009 to the comments of the staff of the Securities and Exchange Commission contained in the letter dated February 26, 2009 with respect to Schlumberger’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The additional time should be sufficient to compile the information needed to respond to the comments.

If you have any questions, please call me at 713.229.4062 or Sean T. Wheeler at 713.229.1268.

Very truly yours,

/s/ Patrick Whitman

Patrick Whitman

cc:	Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission

Mr. Saul Laureles

Schlumberger Limited

Mr. J. David Kirkland, Jr.

Mr. Sean T. Wheeler

Baker Botts L.L.P.